Mr. Timothy S. Davidson
Senior Vice President and Chief Financial Officer
(310) 541 0888
scott.davidson@nhtglobal.com

Natural Health Trends Corp.
609 Deep Valley Drive, Suite 395
Rolling Hills Estates, CA 90274
October 4, 2016

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F. Street, NE
Washington D.C. 20549

Re:    Your Letter Dated September 27, 2016 (the “Comment Letter”)
Regarding Natural Health Trends Corp. (File No. 1-36849)

Dear Ms. Thompson,

Further to your discussion with our legal counsel, John McKnight of Locke Lord LLP, I am writing to confirm your approval of an extension of the time within which our response to the Comment Letter is due. We confirm that our response to the Comment Letter shall be due by October 21, 2016.

Thank you very much for the grant of an extension for our response.

Best Regards,

/s/ Timothy S. Davidson
Timothy S. Davidson

cc:    John B. McKnight (Locke Lord LLP)